[CORRESPONDENCE]

November 20, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Valerie Lithotomos, Attorney

Re:	Western Asset Global Corporate Defined Opportunity Fund Inc.
Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2,
File Nos. 333-162012 and 811-22334

Ladies and Gentlemen:

On behalf of Western Asset Global Corporate Defined Opportunity Fund Inc. (the “Fund”), we submit for your review Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2009, amended by Pre-Effective Amendment No.1 filed with the Commission on October 23, 2009 (“Amendment No. 1”) and Pre-Effective Amendment No. 2 filed with the Commission on October 23, 2009 (“Amendment No. 2”) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of Amendment No. 3 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In the transmittal related to Amendment No. 1, we provided responses to oral comments received from Staff of the Commission (the “Staff”) on October 21, 2009. We are providing the following responses to the written comments of the Staff of the Commission provided to the Fund on October 26, 2009, relating to the Registration Statement.  For convenience of reference, the comments of the Staff have been reproduced herein in summary form.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3. The responses provided in this letter are substantially identical to the responses provided to the Staff in our transmittal letter dated October 23, 2009.

Prospectus Cover Page

Investment Objectives and Strategies

1.           Please clarify what is meant by “substantially all of the Fund’s net assets.”

In response to the Staff’s comment, the Fund directs the Staff to existing disclosure in the Preliminary Prospectus which states:

“Absent stockholder approval to shorten or extend the life of the Fund, the Fund’s Articles provide the Fund will terminate its existence on December 2, 2024, except for the purpose of satisfying any existing debts or obligations, collecting and distributing its assets and doing all other acts required to liquidate and wind up its business and affairs. If the Fund has not liquidated and wound up its business and affairs by the close of business on December 2, 2024, the Directors shall become trustees of the Fund’s assets for purposes of liquidation. Upon its termination, the Fund will distribute substantially all of its net assets to stockholders, after making appropriate provision for any liabilities of the Fund.”  See page 32.

2.           Please define the term “Managed Assets” when it is first used. Also, please clarify the meaning of the term “defined opportunity.”

The Fund respectfully declines to make this change and notes that the term “Managed Assets” is defined on the cover and on pages 4 and 19.

In response to the Staff’s comment, the Fund notes that the phrase “defined opportunity” is meant to refer to the opportunity to purchase U.S. and foreign fixed income securities at attractive prices and identify the limited term of the Fund.  The Registration Statement states on page 1 of the Prospectus that LMPFA and Western Asset believe that current market conditions have created an opportunity to purchase a “portfolio of U.S. and foreign corporate fixed income securities of varying maturities at attractive prices. Additionally, LMPFA and Western Asset believe that the Fund’s limited term, closed-end structure allows investors to take advantage of the current distressed markets by purchasing a managed portfolio of U.S. and foreign corporate fixed income securities at discounted market valuations, without the diminution of this value that could occur in an open-end structure. The closed-end structure allows the Fund to maintain a stable pool of assets, without the need to keep assets in low-yielding instruments like cash or cash equivalents or to liquidate assets, sometimes at inopportune times, to meet redemption requests. The Fund’s limited term structure may also mitigate trading discount concerns for long-term investors because the Fund intends to terminate and distribute substantially all its net assets to stockholders on or about December 2, 2024.”

Pricing Table

3.             In your response letter, confirm that the pricing table will appear on the outside front cover page of the prospectus.

In response to the Staff’s comment, the Fund confirms that the pricing table will appear on the outside from cover of the prospectus.

Leverage

4.             Please disclose whether the Fund may borrow for purposes other than leverage. Also, please disclose the complete definition of what is included in “borrowing.”

In response to the Staff’s comment, the Fund notes that the definition of Borrowing in the prospectus is complete. The Fund may borrow for temporary or emergency needs as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) but does not anticipate borrowing for cash or liquidity needs.

5.              Please disclose whether the Fund expects to obtain a line of credit (borrowing) from a financial institution, and, if so, what are the terms that materially affect the Fund (e.g., any pledge of assets or limits on portfolio instruments).

In response to the Staff’s comment, the Fund notes that it intends to enter into a credit facility after the closing of the initial public offering.  The lender of this facility has not yet been identified and terms of the potential credit facility have not been negotiated.

Table of Contents

6.              Delete the last sentence of the boldface paragraph, or, in the alternative, please disclose the Fund’s duty to update its prospectus if there are any material changes.

In response to the Staff’s comment, the Fund has revised its disclosure as requested.  See page iii.

Prospectus Summary

Who May Want to Invest

7.              Explain the reason, if any, for selecting the liquidation date for the Fund of “on or about December 2, 2024,” versus any other date.

In response to the Staff’s comment, the Fund has a 15 year term because Western Asset believes that 15 years is a sufficiently long period for the Fund to achieve its investment objectives. December 2, 2024 was chosen as the Fund’s termination date because it is a business day roughly 15 years following the anticipated commencement of the Fund’s operations.

8.              Please clarify whether, absent shareholder approval to extend the life of the Fund, the Fund’s last liquidating distribution is expected to occur on or about December 2, 2024. If the latter, then disclose the approximate date by which the Fund is expected to make its final liquidating distribution.

In response to the Staff’s comment, the Fund refers the Staff to the existing disclosure on page 6 which states:  “The Fund expects to complete its final distribution on or about December 2, 2024, but the liquidation process could be extended depending on market conditions at that time.”

Investment Standard Policies

9.              Please clarify whether preferred shares in which the Fund may invest could include auction rate preferred shares, and, if so, please highlight the risks.

In response to the Staff’s comment, the Fund confirms that it has no present intention to invest in auction rate preferred shares in the next 12 months.

10.            Please disclose the maximum percentage of Fund assets that may be invested in illiquid securities, as well as any regulatory limitations.

In response to the Staff’s comment, the Fund has revised the Preliminary Prospectus as follows:

“The Fund may invest up to 20% of its Managed Assets in securities that, at the time of the investment, are considered illiquid.” See pages 3, 22 and 28.

11.            Please disclose that “Credit” in the Fund’s name relates to securities of any credit quality.

The Fund notes that it has changed its name to “Western Asset Global Corporate Defined Opportunity Fund Inc.”

12.            Please clarify what is meant by “located” in a country. Also, please disclose whether investments in governments are included in the 80% limit, or are limited to 20%.

In response to the Staff’s comment, the Fund has revised the disclosure throughout the Registration Statement as follows:

“Under normal market conditions, the Fund will invest at least 40% of its Managed Assets in fixed income securities of foreign issuers organized or having a principal place of business outside of the United States, including in emerging market countries. A “foreign issuer” is a company, government or agency which is organized or has a principal place of business outside of the United States.”  Please see pages 2 and 22.

13.            Please disclose the expected duration or the dollar weighted average portfolio maturity of the Fund.

In response to the Staff’s comment, the Fund directs the Staff to existing disclosure in the Preliminary Prospectus which states:

“In purchasing securities and other investments for the Fund, Western Asset may take full advantage of the entire range of maturities and durations offered by fixed income securities and may adjust the average maturity or duration of the Fund’s portfolio from time to time, depending on its assessment of the relative yields available on securities of different maturities and durations and its expectations of future changes in interest rates.”  See pages 3 and 23.

14.            Disclose the names of the members of the Western Asset Global Credit Team, and clarify how the team is affiliated with the Fund’s sub-adviser. Also, please disclose whether the “Team” has investment decision authority over the adviser or sub-adviser.

In response to the Staff’s comment, the Fund has revised its disclosure regarding the investment management team. Please see pages 3 and 4 and pages 46-52.

Leverage

15.            Please disclose that the Fund will not issue preferred shares or debt during its first twelve months of operations, or in the alternative, revise the fee table to reflect the costs of leveraging.

In response to the Staff’s comment, the Fund has revised footnote 2 of the Summary of Fund Expenses Table to state that “The Fund has no present intention to issue Preferred Stock in the next 12 months.” In addition, the Fund revised footnote 5 of the Summary of Fund Expenses to disclose that the Interest Expense presented in the table assumes Borrowings in the amount of 20% of the Fund’s Managed Assets and an annual interest rate of 2%. See page 19.

16.            Please state that a conflict of interest is created by higher advisory service fees because the adviser has a financial incentive to utilize leverage.

In response to the Staff’s comment, the Fund has revised the leverage risk factor in the Preliminary Prospectus as follows:

“During periods when the Fund is using leverage through Borrowings or the issuance of Preferred Stock, the fees paid to LMPFA, Western Asset and the Non-U.S. Subadvisers for

advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s Managed Assets, which includes the amount of Borrowings and any assets attributable to Preferred Stock. This means that LMPFA, Western Asset and the Non U.S. Subadvisers may have a financial incentive to increase in the Fund’s use of leverage.”  See pages 5, 13, 33 and 38.

Derivatives

17.            Please disclose the maximum percentage of Fund assets that may be invested in derivatives. Also, disclose whether the Fund may use derivatives for speculative purposes or merely for hedging.

In response to the Staff’s comment, the Fund has revised the Preliminary Prospectus throughout the Preliminary Prospectus as follows:

“The Fund may invest in derivative instruments, such as options contracts, futures contracts, options on futures contracts, indexed securities, credit default swaps and other swap agreements; provided that the Fund’s exposure to derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 20% of its Managed Assets. With respect to this limitation, the Fund may net derivatives with opposite exposure to the same underlying instrument.  Notwithstanding the foregoing, the Fund may invest without limitation in derivative instruments related to currencies, including options contracts, futures contracts, options on futures contracts, forward contracts and swap agreements and combinations thereof; provided that such currency derivatives are used for hedging purposes only.  To the extent that the security or index underlying the derivative or synthetic instrument is or is composed of U.S. or foreign corporate fixed income securities, the Fund will include such derivative and synthetic instruments for the purposes of the Fund’s policy to invest at least 80% of its Managed Assets in a portfolio of U.S. and foreign corporate fixed income securities.” See pages 2, 5, 21 and 25-26.

18.            Please confirm that leveraging risk through derivatives does not constitute a “borrowing” and, therefore, is not included within managed assets.

In response to the Staff’s comment, the Fund directs the Staff to existing disclosure in the Prospectus that states:

“Certain portfolio management techniques, such as writing credit default swaps or futures contracts, engaging in short sales or writing options on portfolio securities, may be considered senior securities for the purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. Although under no obligation to do so, Western Asset intends to cover the Fund’s commitment with respect to such techniques should the Fund enter into or engage in one or more of such management techniques. To the extent the Fund covers its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act. The Fund may cover such transactions using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder or orders issued by the Securities and Exchange Commission (“SEC”) thereunder. For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Fund. These segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.”  See page 6 and 23.

19.            Please disclose that the life of the Fund may be altered if it is acquired by another fund or it fails financially.

In response to the Staff’s comment, the Fund has revised the “Limited Term Risk” in the Preliminary Prospectus throughout the Preliminary Prospectus as follows:

“Limited Term Risk. Unless the termination date is amended by stockholders in accordance with the Articles, the Fund will be terminated on or about December 2, 2024. The Fund does not seek to return $20 per share upon termination. As the assets of the Fund will be liquidated in connection with its termination, the Fund may be required to sell portfolio securities when it otherwise would not, including at times when market conditions are not favorable, which may cause the Fund to lose money. As the Fund approaches its termination date, the portfolio composition of the Fund may change, which may cause the Fund’s returns to decrease and the market price of the Common Stock to fall. Rather than reinvesting the proceeds of its securities, the Fund may distribute the proceeds in one or more liquidating distributions prior to the final liquidation, which may cause the Fund’s fixed expenses to increase when expressed as a percentage of net assets attributable to Common Stock, or the Fund may invest the proceeds in lower yielding securities or hold the proceeds in cash or cash equivalents, which may adversely affect the performance of the Fund. Upon its termination, the Fund will distribute substantially all of its net assets to stockholders which may be more than, equal to or less than $20 per share. In addition, other provisions of the Articles may permit the Fund (with stockholder approval) to take certain actions that could have the effect of changing the termination date, such as through merger, consolidation or liquidation. See “Certain Provisions in the Articles of Incorporation and the By-Laws” See page 40.

Selected Risk Considerations

20.            In the section titled “Leverage Risk,” please expand the disclosure to include a discussion of the characteristics, limitations, rights and risks of issuing senior securities, such as preferred shares or debt instruments.

In response to the Staff’s comment, the Fund refers the Staff to its response in Item 15 above and directs the Staff to existing disclosure which states that the Fund have no present intention to issue Preferred Stock.  See pages ii, 4, 19, 33, etc.  In addition, the Fund directs the Staff to existing disclosure in the sections entitled “Use of Leverage” and “Description of Fund Shares — Preferred Stock” of the Preliminary Prospectus.

Summary of Fund Expenses

21.            Given that there are no acquired fund fees and expenses shown in the fee table, please confirm to the staff in your response letter that the Fund will not make any investments that may trigger the need for an acquired fund fees and expenses line item in the fee table.

In response to the Staff’s comment, the Fund confirms that it has no present intention to make any investments that will trigger the acquired fund fees and expenses required disclosure.

22.            Please give a simple explanation that the fee table is based on net assets, whereas the contracts are based on managed assets. Also, we note that footnote 5 repeats the information in the Example’s introductory paragraph.

In response the Staff’s comment, the Fund directs the Staff to the disclosure in footnote 4 of the Summary of Fund Expenses Table which states that LMPFA will receive an annual fee, payable monthly, in an amount equal to 0.80% of the Fund’s average daily Managed Assets. “Managed Assets” means the net assets plus the amount of any Borrowings and assets attributable to any Preferred Stock that may be outstanding.  The Fund notes that while management fees will be paid on Managed Assets (which includes the amount of any Borrowings and assets attributable to any Preferred Stock that may be outstanding), the expenses in the table are presented as a percentage of net assets so that Common Shareholders understand the expenses attributable to their holdings on a per share basis.

The Fund’s Investments

23.            Disclose whether leveraging is carved out from the Fund’s percentage limitations on investments.

The Fund confirms that percentage limitations provided in the Preliminary Prospectus are with respect to Managed Assets, and not net assets.

24.            In the section titled “Defensive Strategies,” please add the word “Temporary” in the title.

In response to the Staff’s comment, the disclosure in the Preliminary Prospectus has been revised as requested.  See page 30.

Use of Leverage

25.            Please briefly disclose any conflict between the statutory restrictions on distributions (during the required asset coverage) and the Fund’s managed distribution policy.

In response to the Staff’s comment, the disclosure in the Preliminary Prospectus has been revised as follows:

“Under a managed distribution policy, the Fund would intend to make monthly distributions to stockholders at a fixed rate per share of Common Stock or a fixed percentage of net asset value that may include periodic distributions of long-term capital gains. Under a managed distribution policy, if, for any monthly distribution, ordinary income (that is, net investment income and any net short-term capital gain) and net realized capital gains were less than the amount of the distribution, the difference would be distributed from the Fund’s previously accumulated earnings and profits or cash generated from the sale of Fund assets. If, for any fiscal year, the total distributions exceeded ordinary income and net realized capital gains (the “Excess”), the Excess would decrease the Fund’s total assets and, as a result, would have the likely effect of increasing the Fund’s expense ratio. There is a risk that the Fund would not eventually realize capital gains in an amount corresponding to a distribution of the Excess. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action. If the Fund were to issue senior securities and not be in compliance with the asset coverage requirements of the 1940 Act, the Fund would be required to suspend the managed distribution policy. Pursuant to the requirements of the 1940 Act and other applicable laws, a notice will accompany each monthly distribution disclosing the sources of the distribution.

A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a stockholder as a return of capital which is applied against and reduces the stockholder’s basis in his or her shares of Common Stock. A “return of capital” merely represents a partial return of your original investment and does not represent a gain on the Fund’s investments. When you sell your shares in the Fund, the amount, if any, by which your sales price exceeds your basis in the Fund’s shares is gain subject to tax. Because a return of capital reduces your basis in the shares, it will increase the amount of your gain or decrease the amount of your loss when you sell the shares, all other things being equal. To the extent that the amount of any such distribution exceeds the stockholder’s basis in his or her shares, the excess will be treated by the stockholder as gain from a sale or exchange of the Common Stock.”  See page 53.

Managed Distribution Policy

26.            Please state that a return of capital merely represents a return of a shareholder’s original investment and does not represent a gain or income on the Fund’s investments.

The Fund refers the Staff to its response in Item 25.

Underwriting

27.            Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

In response to the Staff’s comment, the Fund notes that the filing with FINRA has been made, however FINRA has not yet approved the terms of the underwriting arrangement.  The Fund acknowledges however, that it must wait for FINRA approval before the Registration Statement can be declared effective.

Statement of Additional Information

Investment Restrictions

28.            Please identify the “certain practices and investments [that] may involve leverage but are not considered to be borrowings. Also, add appropriate disclosure in the prospectus and SAI about whether the Fund will invest in reverse repurchase agreements as a form of borrowing. Also, please add the phrase “or group of industries” after the phrase “in any one industry.”

In response to the Staff’s comment, the Fund has revised the Preliminary Prospectus throughout the Preliminary Prospectus as follows:

“The Fund may seek to enhance the level of its current distributions to holders of Common Stock through the use of leverage. The Fund may use leverage through borrowings, including loans from certain financial institutions, the use of reverse repurchase agreements and/or the issuance of debt securities (collectively, “Borrowings”), and possibly through the issuance of preferred stock (“Preferred Stock”), in an aggregate amount of up to approximately 331/3% of the Fund’s total assets immediately after such Borrowings and/or issuances. In addition, the Fund may enter into additional reverse repurchase agreements and use similar investment management techniques that may provide leverage, but which are not subject to the foregoing 331/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations. Under current market conditions, the Fund intends to utilize leverage principally through borrowing from certain financial institutions in an amount up to 20% of its Managed Assets. “Managed Assets” means the net assets plus the amount of any Borrowings and assets attributable to any

Preferred Stock that may be outstanding. Currently, the Fund has no intention to issue Preferred Stock.”  See page ii.

In addition, the Fund refers the Staff to its response in Item 18.

Certain Provisions in the Articles of Incorporations and By-Laws

29.            Please expand the discussion to disclose, if accurate, that the Articles and By-Laws could hinder or effectively prevent the ability of other entities or persons to acquire control of the Fund, potentially at a price above net asset value.

In response to the Staff’s comment, the Fund has revised the Statement of Additional Information as follows:

The Articles include provisions that could limit the ability of other entities or persons to acquire control of the Fund. These provisions could have the effect of depriving stockholders of opportunities to sell their Common Stock at a premium over the then current market price of the Common Stock.  See page 51 of the SAI.

General Comments

30.            We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

31.            Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments, Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

The Fund and management acknowledge the Staff’s comment.

Please note that we have included certain changes to the proposed draft of Amendment No. 3 other than those in response to the Staff’s comments.  Included as Exhibit A to this letter is a copy of Amendment No. 3 marked to reflect cumulative changes to Amendment No. 2 originally filed with the Commission on October 23, 2009.

Please call Sarah Cogan (212-455-3575) or Robert Griffith (212-455-3551) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP